 NEWS RELEASE

YAMANA GOLD REPORTS FIRST QUARTER 2007 RESULTS: RECORD REVENUE AND EARNINGS

Toronto, Ontario, May 14, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) is pleased to announce its financial and operating results for the quarter ended March 31, 2007.

First Quarter Highlights:

Highlights from the period of January 1, 2007 to March 31, 2007 include the following:

•	Record quarterly sales of $145.1 million, an increase of approximately 750% over the comparative quarter ended March 31, 2006 and an increase of 142% over the fourth quarter ended December 31, 2006.
•	Mine operating earnings of $76.4 million for the quarter, an increase of 1,375% over the comparative quarter.
•	Adjusted earnings for the quarter of $51.1 million before income tax effects and $47.3 million after income tax effects or $0.13 per share.
•	Net earnings for the quarter of $27.4 million or $0.08 per share.
•	Cash flow from operations of $68.9 million before changes in non-cash working capital representing $0.20 per share.
•	Cash balance of $69.8 million as at March 31, 2007. An additional amount of accounts receivable of $49.5 million as at March 31, 2007 will further increase available cash.
•
Total production of 120,607 ounces of gold for the quarter at an average cash cost of $(105) per ounce after by-product credits. For the balance of the year, gold and copper production is planned in the range of 450,000 to 485,000 ounces and 100 to 120 million pounds of copper respectively. Gold and copper production is expected to progressively increase on a quarter by quarter basis as Chapada reaches full design levels, higher grade ore is processed at São Francisco and production at Jacobina increases to normalized levels after re-starting operations at João Belo.

•	Total copper/gold concentrate production of 44,430 tonnes for the quarter.
•	Commenced commercial production at its Chapada Mine February 11, 2007.
•
Continued efforts on development properties, in particular commencement of construction at São Vicente, the feasibility study for the Gualcamayo Project, the pyrite scoping study for the recovery of additional metals at the Chapada Mine and the expansion plan for Jacobina.

•	Continued exploration efforts primarily in Brazil and Argentina.
•	Declared quarterly dividend of $0.01 per share.
•	Announced that an application has been made for a secondary listing of its Common Shares on the Main Market of the London Stock Exchange.

Revenue and earnings results are based on provisional prices for contained metal in concentrate sold from the Chapada Mine that are lower than current spot prices. Final settlement is made in the ordinary course and consistent with industry practice within a defined period after the provisional payment is made. Based on current prices the final settlement for these sales would result in an increase of approximately $7 million revenue and profit which would be recorded in the second quarter.

“During this quarter we realized major financial and operations corporate milestones with revenue, earnings and cash flow that are multiples of prior quarters,” said Peter Marrone, Chairman and Chief Executive Officer of Yamana Gold Inc. “Our high growth strategy through internal development, acquisitions and exploration is now demonstrating our commitment to providing value. We remain focused on these three legs to deliver future further growth in production, profitability and cash flow. We have delivered strong financial results in a period that is normally affected by the rainy season, with our major mine still ramping up production after construction completed and one of our mines not in full operation.”

Financial and Operating Summary:

A total of 120,607 ounces of gold were produced by the Company’s mines during the quarter. A total of 35,206 ounces of gold were produced during the comparative quarter. Additionally, production for the quarter included 27.4 million pounds of contained copper within 44,430 tonnes of copper/gold concentrate. The Company’s average realized gold price during the quarter was $645 per ounce, an increase of 16.2% from an average realized price of $555 per ounce during the comparative quarter. This also compares to an average spot price of $650 per ounce for the quarter.

Average cash costs for the quarter were $(105) per ounce compared to $290 per ounce for the comparative quarter ended March 31, 2006 and $321 per ounce for the previous quarter ended December 31, 2006. Cash costs is an industry standard measure of costs for production of metals and is not a GAAP measure.

Adjusted earnings for the quarter were $51.1 million before income tax effects and $47.3 million after income tax effects or $0.13 per share. Earnings are adjusted for the following: stock-based compensation, foreign exchange loss (gain), unrealized loss on derivatives, loss on impairment of the Fazenda Nova Mine and sill pillar failure expense and future income tax (recovery) expense on foreign currency translation of inter corporate debt. Adjusted earnings normalizes earnings by not taking into account non recurring and other adjustments and is not a GAAP measure.

Net earnings for the quarter were $27.4 million compared to a loss for the comparative quarter ended March 31, 2006 of $5.9 million. The significant increase in earnings is primarily due to the startup of operations at the Chapada Mine.

Mine operating earnings were $76.4 million for the quarter. Mine operating earnings for the quarter include earnings from the six mines including the Chapada Mine as of February 11, 2007 (date of commercial production). Mine operating earnings for the comparative quarter were $5.2 million and included earnings from the Fazenda Brasileiro Mine, the Fazenda Nova Mine and one month of earnings from the San Andrés Mine.

The Company recorded a non-recurring loss from non-production costs during business interruption of $6 million as a result of sill pillar failures at its Jacobina Mine. The Company is preparing an insurance claim which will be filed during the second quarter. The insurance recovery will be credited to net earnings in the period that the claim is settled with the insurance company.

The Company has recorded derivative unrealized losses of $8.8 million consisting of mark-to-market gains and losses on commodity contracts, currency contracts and warrants held.

Cash flow from operations before changes in non-cash working capital items was $68.9 million for the quarter compared to $7.9 million for the comparative quarter ended March 31, 2006. The increase in cash flow from operations is primarily due to the incremental production resulting from the acquisition of the San Andrés and Jacobina mines, the commencement of commercial production at the São Francisco and Chapada mines and higher gold prices.

Cash as at March 31, 2007 was $69.8 million compared to $69.7 million as at December 31, 2006. As at March 31, 2007, the Company has accounts receivables in the amount of $49.5 million, compared to $6 million as at December 31, 2006. This increase is due to the start up of operations at the Chapada Mine. Accounts receivable in the amount of $32.4 million are supported by letters of credit.

Working capital as at March 31, 2007 was $97.4 million compared to $53 million as at December 31, 2006. The increase in working capital is primarily related to the start up of operations at the Chapada Mine.

General and administrative expenses were $8.3 million for the quarter compared to $3.4 million for the comparative quarter. The increase in general and administrative expenses is reflective of the Company’s growing infrastructure related to its production growth plans and acquisitions as well as regulatory compliance costs.

Capital expenditures for the balance of the year are expected to be in the range of $230-250M which will be funded from the Company’s cash and cash equivalents along with continuing cash flow. Construction and expansion programs planned for São Vicente (now underway), Gualcamayo, San Andres and Jacobina will account for approximately $200-220M of the expected amount. The balance will relate to feasibility study costs, land acquisition costs and sustaining capital at existing mines.

A conference call and audio webcast has been scheduled for May 15, 2007 at 11:00 a.m. E.T. to discuss the results.

Conference Call Information:

Toll Free (North America):	800-594-3790
International:	+1 416-644-3419
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Replay Call:	416-640-1917 Passcode 21231109#
Replay Toll Free Call:	877-289-8525 Passcode 21231109#

The conference call replay will be available from 1:00 p.m. E.T. on May 15, 2007 until 11:59 p.m. E.T. on May 22, 2007.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

Peter Marrone Chairman & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com www.yamana.com	Charles Main Vice President, Finance and Chief Financial Officer (416) 815-0220 Email: investor@yamana.com www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

Yamana Gold Inc.
For the First Quarter Ended March 31, 2007

Management’s Discussion and Analysis of Operations and Financial Condition
(US Dollars unless otherwise specified, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements and non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.	Highlights

Significant achievements during the quarter include:

•	Record quarterly sales of $145.1 million, an increase of approximately 750% over the comparative quarter ended March 31, 2006 and an increase of 142% over the fourth quarter ended December 31, 2006.
•	Mine operating earnings of $76.4 million for the quarter, an increase of 1,375% over the comparative quarter.
•	Adjusted earnings (a non-GAAP measure) for the quarter of $51.1 million before income tax effects and $47.3 million after income tax effects or $0.13 per share.
•	Net earnings for the quarter of $27.4 million or $0.08 and $0.07 per share on a basic and diluted basis, respectively.
•
Sales include copper revenue based on provisional prices for copper that are lower than current spot prices. Based on current copper prices the final settlement for these sales would result in an increase of $7 million revenue and profit which would be recorded in the second quarter.

•	Commenced commercial production at its Chapada Mine February 11, 2007.
•	Cash flow from operations of $68.9 million before changes in non-cash working capital.
•	Cash balance of $69.8 million as at March 31, 2007. An additional amount of accounts receivable of $49.5 million as at March 31, 2007 will further increase available cash.
•	Total production of 120,607 ounces of gold for the quarter at an average cash cost of $(105) per ounce after by-metal credits (a non-GAAP measure).
•
For the balance of the year, gold and copper production will be in the range of 450,000 to 485,000 ounces and 100 to 120 million pounds of copper. Gold and copper production is expected to progressively increase on a quarter by quarter basis as Chapada reaches full design levels and production at Jacobina increases to normalized levels after re-starting operations at João Bello.

•	Total copper/gold concentrate production of 44,430 tonnes for the quarter.
•	Continued efforts on development properties, in particular commencement of construction at Sao Vicente and the feasibility study for the Gualcamayo Project.
•	Continued exploration efforts.
•	Declared quarterly dividend of $0.01 per share.

2.	Overview of Financial Results

The table below presents selected quarterly financial and operating data:

(Unaudited)	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006

Financial results (in thousands of dollars)
Revenue (i)	$145,133	$59,951	$50,299	$41,882
Net earnings (loss) for the period	$27,426	$6,141	$(12,085)	$(58,312)

Per share financial results
Basic earnings (loss) per share	$0.08	$0.02	$(0.04)	$(0.21)
Diluted earnings (loss) per share	$0.07	$0.02	$(0.04)	$(0.21)

Financial Position (in thousands of dollars)
Total assets	$2,267,075	$2,181,192	$1,433,890	$1,448,069
Total long-term liabilities	$384,455	$364,141	$181,535	$186,389

Gold sales (ounces): (iv)
Brazil
Chapada	33,723	-	-	-
São Francisco	34,880	33,723	21,828	-
Jacobina	9,676	19,867	20,221	24,014
Fazenda Brasileiro	20,799	20,574	19,835	19,803
Fazenda Nova	5,272	6,816	6,140	6,044
Total Brazil	104,350	80,980	68,024	49,861
Central America
San Andrés	18,349	16,260	14,578	17,319
Sales from operations held for sale
La Libertad	-	-	-	6,508
	122,699	97,240	82,602	73,688

Gold production (ounces):
Commercial production:
Brazil
Chapada	38,954	-	-	-
São Francisco	31,261	37,089	20,789	-
Jacobina	7,076	20,880	19,321	22,333
Fazenda Brasileiro	22,317	20,443	18,569	19,658
Fazenda Nova	4,047	7,853	6,548	5,893
Total Brazil	103,655	86,265	65,227	47,884
Central America
San Andrés	16,952	18,298	14,685	17,082
Commercial production	120,607	104,563	79,912	64,966
Pre-operation production:
Chapada	-	7,881	-	-
São Francisco	-	-	8,869	12,194
	120,607	112,444	88,781	77,160
Production from assets sold - La Libertad	-	-	-	5,929

Total production	120,607	112,444	88,781	83,089

Copper Contained in Concentrate production (in millions of pounds):
Chapada	27.4	-	-	-

Copper Concentrate production (tonnes):
Chapada	44,430	-	-	-

Non-GAAP Measures (v)
Per ounce data:
Cash costs per ounce produced: (iii),(iv)
Brazil
Chapada	$(1,077)	$-	$-	$-
São Francisco	$328	$284	$314	$-
Jacobina	$470	$332	$317	$331
Fazenda Brasileiro	$330	$357	$356	$334
Fazenda Nova	$551	$305	$306	$392
Average Brazil	$(181)	$315	$325	$340
Central America
San Andrés	$359	$349	$386	$311
Average production cost	$(105)	$321	$337	$332

Average gold price realized: (i),(iv)
Brazil
Chapada	$652	$-	$-	$-
São Francisco	$637	$620	$613	$-
Jacobina	$650	$619	$620	$628
Fazenda Brasileiro	$639	$618	$615	$628
Fazenda Nova	$648	$628	$610	$633
Average Brazil	$644	$620	$615	$629
Central America
San Andrés	$652	$614	$615	$626
Average price realized	$645	$619	$615	$628

Operating statistics (iv)
Gold ore grade (g/t):
Brazil
Chapada	0.57	-	-	-
São Francisco	0.52	0.74	0.58	-
Jacobina	1.76	1.91	1.72	2.03
Fazenda Brasileiro	2.93	2.80	2.54	2.80
Fazenda Nova	0.46	0.57	0.63	0.60
Central America
San Andrés	0.58	0.63	0.63	0.68

Copper ore grade (%)
Chapada	0.47	-	-	-

Concentrate grade
Gold (g/t)	27.3	-	-	-
Copper (%)	28.0	-	-	-

Gold recovery rate (%):
Brazil
Chapada	66.6	-	-	-
São Francisco (ii)	104.1	67.2	60.6	-
Jacobina	95.1	95.3	93.6	93.8
Fazenda Brasileiro	93.9	93.6	93.0	93.0
Fazenda Nova	89.7	93.3	70.0	65.0
Central America
San Andrés	88.4	79.3	80.0	98.1

Copper recovery rate (%):
Chapada	83.6	-	-	-

March 31, 2006		December 31, 2005	September 30, 2005	June 30, 2005

Financial results (in thousands of dollars)
Revenue (i)	$17,074	$16,655	$10,749	$10,785
Net earnings (loss) for the period	$(5,907)	$(73)	$3,246	$(7,576)

Per share financial results
Basic and diluted earnings (loss) per share	$(0.03)	$0.00	$0.02	$(0.06)

Financial Position (in thousands of dollars)
Total assets	$529,954	$468,446	$345,206	$289,433
Total long-term liabilities	$134,426	$122,030	$118,557	$113,586

Gold sales (ounces): (iv)
Brazil
Fazenda Brasileiro	15,109	19,257	16,137	18,131
Fazenda Nova	9,484	15,463	8,809	7,426
Total Brazil	24,593	34,720	24,946	25,557
Central America
San Andrés	6,327	-	-	-
	30,920	34,720	24,946	25,557

Gold production (ounces):
Commercial production:
Brazil
Fazenda Brasileiro	17,743	17,810	19,558	18,143
Fazenda Nova	9,549	12,740	10,364	5,676
Total Brazil	27,292	30,550	29,922	23,819
Central America
San Andrés	6,727	-	-	-
Commercial production	34,019	30,550	29,922	23,819

Pre-operation production:
Fazenda Nova	-	-	-	2,150
São Francisco Pilot Plant	1,187	1,212	1,033	1,376
	1,187	1,212	1,033	3,526
	35,206	31,762	30,955	27,345

Pro forma adjustments:
Pre-acquisition production
San Andrés	13,987	-	-	-
Jacobina	18,974	-	-	-
Post acquisition production from operations sold - La Libertad	6,791	-	-	-
Total pro-forma production	39,752	-	-	-
		-	-	-
Total production	74,958	31,762	30,955	27,345

Non-GAAP Measures (v)
Per ounce data:
Cash costs per ounce produced: (iii),(iv)
Fazenda Brasileiro	$353	$357	$332	$330
Fazenda Nova	$216	$177	$215	$265
Average Brazil	$305	$282	$291	$314
Central America
San Andrés	$271
Average Production cost	$290	$282	$291	$314
Average gold price realized: (i),(iii)
Fazenda Brasileiro	$552	$483	$436	$426
Fazenda Nova	$567	$487	$433	$427
Average Brazil	$557	$485	$435	$426
Central America
San Andrés	$553	$-	$-	$-
Average price realized	$555	$485	$435	$426

Operating statistics (iv)
Gold ore grade (g/t):
Fazenda Brasileiro	2.40	2.31	2.47	2.33
Fazenda Nova	0.89	0.87	0.86	0.90
Central America
San Andrés	0.74	-	-	-

Gold recovery rate (%):
Fazenda Brasileiro	88.2	88.3	89.6	89.6
Fazenda Nova	80.0	90.0	78.0	83.0
Central America
San Andrés	88.6	-	-	-

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(ii)
São Francisco recovery rate is in excess of 100% due to draw down of gold contained in ore on heap leach pads. Recovery grade for São Francisco is calculated as recovered ounces divided by the quantity of ounces stacked in the month.

(iii)	Certain mine general and administrative costs have been reclassified from mine operating earnings and cash costs to general and administrative expenses.
(iv)	During commercial production.
(v)	A cautionary note regarding non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

Net earnings for the quarter included certain non-cash and non-recurring charges in respect of stock-based compensation, foreign exchange gains or losses, unrealized losses on derivatives, loss on impairment of the Fazenda Nova Mine, non-production costs during business interruption (sill pillar failure costs) and a future income tax expense on foreign currency translation of inter corporate debt. Adjusted earnings for these non-cash and non-recurring items (a non-GAAP measure - see the Non-GAAP measures section of this Management’s Discussion and Analysis) was $51.1 million before income tax effects and $47.3 million after income tax effects compared to $5 million for the comparative quarter. The following chart summarizes adjusted net earnings for the quarter ended March 31, 2007 with comparative figures for the quarter ended March 31, 2006:

A non-GAAP Measure (in thousands of dollars)	March 31, 2007	March 31, 2006
Net earnings (loss) per consolidated financial statements	$ 27,426	$ (5,907)
Adjustments:
Stock-based compensation	425	-
Foreign exchange loss (gain)	1,419	(3,493)
Unrealized loss on derivatives	8,769	8,896
Loss on impairment of the Fazenda Nova Mine and sill pillar failure expense	7,845	-
Future income tax (recovery) expense on foreign currency translation of inter corporate debt	5,183	5,490

Adjusted earnings before income tax effects	$ 51,067	$ 4,986
Income tax effect of adjustments	(3,787)	-
Adjusted net earnings	$ 47,280	$ 4,986
Adjusted net earnings per share	$ 0.13	$ 0.03

Net earnings for the quarter were $27.4 million compared to a loss for the comparative quarter ended March 31, 2006 of $5.9 million. The significant increase in earnings is primarily due to the startup of operations at the Chapada Mine.

Basic earnings per share were $0.08 and diluted earnings per share were $0.07 for the quarter. This compares to a basic and diluted loss per share of $0.03 for the comparative quarter.

Earnings per share adjusted for certain non-cash and non-recurring items were $0.13 per share for the quarter. This compares to adjusted earnings per share of $0.03 for the comparative quarter.

Revenue for the quarter was $145.1 million, an increase of 142% over the preceding quarter and approximately 750% increase over the comparative quarter ended March 31, 2006.

Revenue for the quarter included sales of 122,699 ounces of gold and 24 million pounds of copper contained in concentrate.

The Company’s average realized gold price during the quarter was $645 per ounce, an increase of 16.2% from an average realized price of $555 per ounce during the comparative quarter. This also compares to an average spot price of $650 per ounce for the quarter.

Mine operating earnings were $76.4 million for the quarter. Mine operating earnings for the quarter include earnings from the six mines including the Chapada Mine as of February 11, 2007 (date of commercial production). Mine operating earnings for the comparative quarter were $5.2 million and included earnings from the Fazenda Brasileiro Mine, the Fazenda Nova Mine and one month of earnings from the San Andrés Mine.

A total of 120,607 ounces of gold were produced by the Company’s mines during the quarter. A total of 35,206 ounces of gold were produced during the comparative quarter. Additionally, production for the quarter included 27.4 million pounds of contained copper within 44,430 tonnes of copper/gold concentrate.

Average cash costs for the quarter were $(105) per ounce compared to $290 per ounce for the comparative quarter ended March 31, 2006 and $321 per ounce for the previous quarter ended December 31, 2006.

The Company recorded a non-recurring loss from non-production costs during business interruption of $6 million as a result of sill pillar failures at its Jacobina Mine. The Company is preparing an insurance claim which will be filed during the second quarter. The insurance recovery will be credited to net earnings in the period that the claim is settled with the insurance company.

Inventory as at March 31, 2007 was $61 million compared to $51.3 million as at December 31, 2006.

Cash as at March 31, 2007 was $69.8 million compared to $69.7 million as at December 31, 2006. As at March 31, 2007, the Company has accounts receivables in the amount of $49.5 million, compared to $6 million as at December 31, 2006. This increase is due to the start up of operations at the Chapada Mine. Accounts receivable in the amount of $32.4 million are supported by letters of credit.

Working capital as at March 31, 2007 was $97.4 million compared to $53 million as at December 31, 2006. The increase in working capital is primarily related to the start up of operations at the Chapada Mine.

Cash flow from operations before changes in non-cash working capital items was $68.9 million for the quarter compared to $7.9 million for the comparative quarter ended March 31, 2006. The increase in cash flow from operations is primarily due to the incremental production resulting from the acquisition of the San Andrés and Jacobina mines, the commencement of commercial production at the São Francisco and Chapada mines and higher gold prices.

General and administrative expenses were $8.3 million for the quarter compared to $3.4 million for the comparative quarter. The increase in general and administrative expenses is reflective of the Company’s growing infrastructure related to its production growth plans and acquisitions as well as regulatory compliance costs.

The Company has recorded derivative unrealized losses of $8.8 million consisting of mark-to-market gains and losses on commodity contracts, currency contracts and warrants held.

3.	Non-GAAP Measures

The Company has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings and adjusted net earnings per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. Cost of sales under Canadian GAAP and cash costs are reconciled by the following: non-cash movements in net working capital items and provisions for losses on inventory.

The Company uses the financial measures “adjusted net earnings” and “adjusted net earnings per share” to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings or net earnings per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings and adjusted net earnings per share are calculated as net earnings excluding (a) stock based compensation, (b) foreign exchange loss (gain), (c) future income tax expense on the translation of foreign currency inter corporate debt, (d) unrealized losses on commodity contracts, (e) impairment losses and (f) non-production costs during business interruption. The terms “adjusted net earnings” and “adjusted net earnings per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of adjusted net earnings and adjusted net earnings per share provide useful information to investors because they exclude non-cash charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings and adjusted net earnings per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

4.	Mines and Development Projects

Total gold production for the quarter was 120,607 ounces. The following chart summarizes commercial gold production and cash costs per ounce for the quarter ended March 31, 2007 with comparative figures for the quarter ended March 31, 2006 by mine:

	March 31, 2007		March 31, 2006
	Production (oz.)	Cash costs per oz. (a non-GAAP measure)	Production (oz.)	Cash costs per oz. (a non-GAAP measure)
Brazil

Chapada	38,954	$(1,077)	-	$-
São Francisco	31,261	$328	-	$-
Jacobina	7,076	$470	-	$-
Fazenda Brasileiro	22,317	$330	17,743	$353
Fazenda Nova	4,047	$551	9,549	$216
Total Brazil	103,655	$(181)	27,292	$305
Central America

San Andrés	16,952	$359	6,727	$271
Commercial Production	120,607	$(105)	34,019	$290
Pre-commercial Production
São Francisco	-	-	1,187	N/A
TOTAL PRODUCTION	120,607	$(105)	35,206	N/A

In addition to gold production, the Company produced a total of 27.5 million pounds of copper contained in concentrate from its Chapada Mine. A total of 44,430 tonnes of copper/gold concentrate was produced during the quarter.

Production during the quarter was ahead of budget at the Company’s material operations other than at the Jacobina Mine where production was impacted by sill pillar failures. The future impact of these has been assessed and updated guidance on operations at Jacobina is set forth in the Mine operations section of the Jacobina Mine. The cost levels for the first quarter are not considered indicative of cost levels going forward. The Fazenda Nova cash costs levels are due to it being near the end of its mine life.

Mine operating earnings for the quarter were $76.4 million, an increase of 1,375% from mine operating earnings of $5.2 million for the comparative quarter ended March 31, 2006 and an increase of 142% over the fourth quarter of the fiscal year 2006. Mine operating earnings for the quarter included earnings from the Chapada Mine as of February 11, 2007 (commencement of commercial production).

The following chart summarizes mine operating earnings by mine for the quarter ended March 31, 2007 with comparatives for the quarter ended March 31, 2006:

(in thousands of US Dollars)	March 31, 2007	Percentage	March 31, 2006	Percentage

Chapada	$66,719	87.4%	$-	-
São Francisco	5,806	7.5%	-	-
Jacobina	145	0.2%	-	-
San Andrés	4,535	5.9%	968	18.7%
Fazenda Brasileiro	1,114	1.5%	1,698	32.8%
Fazenda Nova	(1,944)	(2.5)%	2,512	48.5%
	$76,375	100%	$5,178	100%

Revenue for the quarter was $145.1 million from the sale of 122,699 ounces of gold and 24 million pounds of copper contained in concentrate. This compares to revenue of $17.1 million from the sale of 30,920 ounces of gold for the comparative quarter ended March 31, 2007. There were no sales from copper concentrate for the comparative quarter.

The following chart summarizes net revenue by mine for the quarter ended March 31, 2007 with comparatives for the quarter ended March 31, 2006:

(in thousands of US Dollars)	March 31, 2007	Percentage	March 31, 2006	Percentage

Chapada	$87,894	60.6%	$-	-%
São Francisco	22,354	15.4%	-	-%
Jacobina	6,214	4.3%	-	-%
San Andrés	11,963	8.2%	3,499	20.5%
Fazenda Brasileiro	13,292	9.1%	8,254	48.3%
Fazenda Nova	3,416	2.4%	5,321	31.2%
	$145,133	100%	$17,074	100%

Inventory as at March 31, 2007 was $61 million compared to $51.3 million as at December 31, 2006 and to $33.3 million as at March 31, 2006. Inventory increased as a result of the acquisition of the Jacobina and San Andrés mines in 2006 as well as commercial production commencing at the São Francisco Mine in August 2006 and the Chapada Mine in February 2007, thereby increasing in circuit plant inventory and concentrate inventory.

Chapada Copper-Gold Project

Operating Statistics	March 31, 2007
Production
Ore mined	3,565,302 tonnes
Ore milled	3,512,277 tonnes

Ore grade Gold (g/t)	0.57
Ore grade Copper (%)	0.47

Concentrate	44,430 tonnes
Gold contained in concentrate	38,954 ounces
Copper contained in concentrate	27.4 million pounds
Gold grade (g/t)	27.30
Copper grade (%)	28.01

Recovery rate (%)
Gold	66.6
Copper	83.6

Sales
Payable gold contained in concentrate	33,723 ounces
Payable copper contained in concentrate	23.9 million pounds

Cash costs per ounce produced	$(1,077)

The processing of ore at the Chapada Mine began in late November 2006 and commercial production was declared ahead of schedule on February, 11, 2007. Not only did the plant reach commercial production but it also reached full design capacity levels. This will allow the mine operators to focus on further increasing the efficiency and effectiveness of the mine. The original design and operational results to date show the promise of expanding mill throughput to over 16 million tonnes per year of mill feed. The Company expects to optimize the mill and increase throughput during the remainder of the year. The vertimill commenced operation in mid April. Combined with refinements to the ore grinding size, selection of reagents and management of the circulating load, it is anticipated that recovery rates will increase during the balance of the year.

Chapada produced 44,430 tonnes of copper/gold concentrate, 38,954 ounces of gold and 27.4 million pounds of copper contained in concentrate in the first quarter.

Gold contained in concentrate production was 38,954 ounces at cash costs after by-metal credit of $(1,077) per ounce. Copper contained in concentrate revenue is applied as a by-product credit in the determination of cash costs per ounce of gold produced. On a co-product basis (assuming an allocation of costs 70% to copper and 30% to gold), cash costs at Chapada during the quarter were approximately $0.66 per pound of copper and $187 per ounce of gold.

Annual production for 2007 from Chapada is targeted at between 180,000 and 205,000 ounces of gold and 130 to 145 million pounds of copper.

Total revenue for the quarter net of sales taxes, treatment and refining costs during the quarter was $87.9 million. Associated transportation costs were approximately $7 million. As at March 31, 2007 the Company had receivables in the amount of $37.7 million in respect of concentrate sales. Revenue for the quarter excludes potential increases to first quarter copper/gold concentrate revenue to be recorded in the second quarter of $7 million on final pricing based on current spot prices. This credit to earnings will have no additional costs associated with it.

The Company plans to complete a scoping study by mid 2007 to evaluate the potential of a pyrite recovery circuit to roast pyrite to produce sulphuric acid for the fertilizer and mining industry.

In addition there is an oxide stockpile of 1.8 million tonnes from the pre-stripping of the mine that contains gold at 0.52 g/t. The Company is also studying the feasibility of the leaching of this material to produce gold.

Production from the Chapada copper-gold mine is forecast at an average of 134 million pounds payable copper and 135,000 ounces payable gold per year in concentrate for the first five years of operation and for total life of mine production of 2 billion pounds of copper and 1.3 million ounces of gold. Of the total gold production approximately 675,000 ounces is forecast in the first five years with 365,000 ounces of gold in the first two years. Production in the first two years is targeted at 290 million pounds payable copper.

São Francisco Mine

Operating Statistics	March 31, 2007

Gold production	31,261 ounces
Gold sales	34,880 ounces

Cash costs per ounce produced	$328

Grade	0.52 g/t
Recovery rate	104.1%
Tonnes mined	1,797,812

A total of 31,261 ounces of gold were produced from the São Francisco Mine during the quarter. This compares to production of 37,089 ounces of gold during the fourth quarter of 2006. There was no production from the São Francisco Mine for the comparative quarter ended March 31, 2006 as the mine was under construction with commercial production declared August 1, 2006.

A decision was made to mine and process more dump leach ore during the quarter versus high grade main ore as more dump leach ore was available than anticipated and at higher grades than anticipated. This resulted in ore that was previously thought to be waste to be mineralized. Additionally, this had the effect of maintaining the proven and probable reserves of high grade material at São Francisco, which are now larger than previously forecast and available for mining for the balance of the year.

Average cash costs per ounce for the quarter were $328 per ounce, an increase of 15% from the quarter ended December 31, 2006. The increase in cash costs were a result of mining more dump leach ore during the quarter compared to that of the quarter ended December 31, 2006.

Additionally, in March 2007, a currency hedge was put in place to manage the Company’s exposure to increases in costs at the São Francisco Mine due to fluctuations in the R$-US$ exchange rate. This hedge will help to improve cash costs and will provide protection against a strengthening Real. Cash costs for the quarter benefited by $5 per ounce from the currency hedge. Cash costs are expected to decline for the balance of the year as higher grade material is accessed and mined. Additionally, the coarse gold effect is expected to have a positive effect on the number of ounces produced and as a result further improve cash costs.

The average ore grade for the quarter was 0.52 g/t. This compares to a grade of 0.74 g/t for the fourth quarter of 2006, representing a 30% decline in the grade for the first quarter of 2007. Ore grade includes gravity/crush ore and run of mine marginal ore. The average heap leach recovery for São Francisco for the quarter for crushed ore and run of mine ore is 104.1%. Recovery in is excess of 100% due to a draw down of gold contained in ore on the heap leach pads. The leach recovery results range from a low of 51% (surface saprolitic material) to 92.8% (run of mine material).

Mine operating earnings for the quarter were $5.8 million compared to $6.7 million for the quarter ended December 31, 2006. Mine operating earnings for the quarter include revenue in the amount of $22.4 million on the sale of 34,880 ounces of gold. This represents an increase in revenue and ounces sold of 8% and 3.4%, respectively, from the quarter ended December 31, 2006.

Jacobina

Operating Statistics	March 31, 2007

Gold production	7,076 ounces
Gold sales	9,676 ounces

Cash costs per ounce produced	$470

Grade	1.76 g/t
Recovery rate	95.1%
Tonnes mined	146,183
Tonnes milled	132,570

Production of 7,076 ounces from the Jacobina mine was lower than expected due to a sill pillar failure in January 2007. Production has now begun to ramp back up to capacity following implementation of additional safety protocols and recommendations of rock mechanics advisers.

Production for April 2007 was approximately 3,550 ounces and is forecast to increase to approximately 4,000 ounces in May. Second quarter production is now expected to total 13,000 to 14,000 ounces of gold. An updated mine plan now forecasts gold production of 75,000 to 80,000 ounces for 2007. Engineering and construction is underway and on track to increase the throughput capacity to 6,500 tonnes per day by the end of 2007.

The Company recorded a loss due to non-production costs during business interruption of $6 million during the year comprised of overheads and remediation costs associated with the sill pillar failure. The Company is preparing an insurance claim which will be filed during the second quarter.

Cash costs for the quarter were $470 per ounce and do not include the loss due to non-production costs during business interruption.

A Reais currency hedge, extending through to January 2010, was put in place during the first quarter of 2007.

As the Jacobina Mine was acquired April 2006, there was no production for the comparative quarter ended March 31, 2006.

Mine operating earnings for the quarter were $0.1 million and include revenue of $6.2 million on the sale of 9,676 ounces of gold.

As part of a two phase expansion, Yamana plans to complete an expansion of the Jacobina processing plant to a capacity of 8,500 tonnes per day by late 2008. The final throughput rate will be dependent on converting the large inferred and indicated resource at Canavieiras to reserves and determining the full potential at Canavieiras.

Gualcamayo Project

Prior to the acquisition, work had been done on the completion of an Environmental Impact Statement which was finished in late 2006 and submitted to the San Juan provincial authorities. The Company expects that it will receive notification on the permit by June 2007. Receipt of the required Environmental Impact Statement will allow construction to commence immediately.

The Company completed an updated resource for the Quebrada Del Diablo (“QDD”) area in September 2006, which outlined 2.1 million ounces of measured and indicated resources. The QDD area will form the basis of the feasibility study expected before the end of the second quarter of 2007. The Amelia Ines/Magdalena deposit is located 800 metres to 1,200 metres west of the QDD zone. A feasibility study for this area will be completed in the third quarter 2007. As this material is significantly higher grade than QDD, the Company is studying the potential of mining and processing this material in the second year of operation for at least six years. A further reserve determination of QDD is expected by the end of the year in order to evaluate the potential for underground operations in addition to the open pit operation.

During 2006, the Company discovered a high-grade, multi-metre wide zone below QDD called the QDD Lower West Zone. This zone is currently being accessed by an exploration decline so that bulk sampling and delineation/exploration drilling can be completed. The metallurgical tests and resource estimate will be used to complete a Preliminary Economic Evaluation (PEE) during the fourth quarter of 2007 with a feasibility study to follow early in 2008. Currently the Company is studying the potential for mining and processing the higher grade material in Year 3 of the mine life.

The Company expects to produce 200,000 ounces of gold per year with a mine life of 10 years.

San Andrés

Operating Statistics	March 31, 2007	March 31, 2006 (one month)

Gold production	16,952 ounces	6,727 ounces
Gold sales	18,349 ounces	6,327 ounces

Cash costs per ounce produced	$359	$308

Grade	0.58 g/t	0.74 g/t
Recovery rate	88.4%	88.6%
Tonnes mined	1,034,909	323,244

A total of 16,952 ounces of gold were produced during the quarter. This compared to 18,298 ounces produced during the quarter ended December 31, 2006. As San Andrés was acquired February 28, 2006, total production for the comparative quarter ended March 31, 2006 included only one month’s production of 6,727 ounces. Production from San Andrés for the comparative quarter including pre-acquisition production was 20,714 ounces.

Average cash costs for the quarter were $359 per ounce, an increase from the average cash costs of $349 per ounce of the previous quarter ended December 31, 2006. The increase in cash costs was a result of an 8% decline in the ore grade from the fourth quarter 2006.

The average ore grade during the quarter decreased from 0.63 g/t for the fourth quarter 2006 to 0.58 g/t during the quarter. The ore grade is expected to return to higher levels during the second quarter.

The average mine recovery rate during the quarter increased from 79.3% for the fourth quarter 2006 to 88.4% for the first quarter 2007.

Operating earnings for the quarter were $4.5 million. This compares to $0.8 for the previous quarter ended December 31, 2006. Mine operating earnings for the comparative quarter ended March 31, 2006 was minimal as the mine was acquired during the first quarter of 2006.

Mine operating earnings for the quarter include revenue of $12 million from the sale of 18,349 ounces of gold.

There is an indicated resource of 790,000 contained ounces outside of the current designed pit limits. The Company plans to complete metallurgical test-work and a study to determine the economics and feasibility of employing dump leaching to mine this material. This has the potential to significantly increasing the mine life and increasing annual production. The Company plans to increase production which is dependent on obtaining a permit for expansion of the heap leach pads.

Fazenda Brasileiro Mine

Operating Statistics	March 31, 2007	March 31, 2006

Gold production	22,317 ounces	17,743 ounces
Gold sales	20,799 ounces	15,109 ounces

Cash costs per ounce produced	$ 330	$ 353

Grade	2.93 g/t	2.4 g/t
Recovery rate	93.9%	88.2%
Tonnes mined	251,567	253,251
Tonnes milled	252,562	260,252

The Fazenda Brasileiro Mine was originally acquired in August 2003 with 2.5 years of remaining reserve life. The objective for the Fazenda Brasileiro Mine is to add resources and convert existing resources into reserves thereby increasing the life of the mine.

Current reserve and resource estimates support an additional 4 to 6 years of mine life at production levels of approximately 80,000 ounces per year. Fazenda Brasileiro has a history of more than replacing ounces mined.

A total of 22,317 ounces of gold were produced during the quarter. This compared to 17,743 ounces produced during the comparative quarter ended March 31, 2006 and 20,443 ounces produced during the fourth quarter 2006.

Average cash costs for the quarter were $330 per ounce, a decrease from the previous quarter ended December 31, 2006 of 8% as the average ore grade was higher by 5%. Average cash costs were also lower than that of the comparative quarter by approximately 7%.

The average ore grade during the quarter increased from 2.8 g/t for the fourth quarter 2006 to 2.93 g/t during the quarter. The average ore grade relative to the comparative quarter ended March 31, 2006 increased by 22%.

The average mine recovery rate during the quarter increased from 93.6% for the fourth quarter 2006 to 93.9% during the quarter. The average mine recovery rate was higher by 6% compared to that of the comparative quarter ended March 31, 2006.

Operating earnings for the quarter were $1.1 million. This compares to $1.7 for the comparative quarter ended March 31, 2006.

Mine operating earnings for the quarter included revenue of $13.3 million from the sale of 20,799 ounces of gold.

Fazenda Nova Mine

Operating Statistics	March 31, 2007	March 31, 2006

Gold production	4,047 ounces	9,549 ounces
Gold sales	5,272 ounces	9,484 ounces

Cash costs per ounce produced	$551	$216

Grade	0.46 g/t	0.89 g/t
Recovery rate	89.7%	80.0%
Tonnes mined	304,808	447,012

The Company has recorded an additional loss on the impairment of the Fazenda Nova Mine for the quarter of $1.8 million. This is in addition to the loss of $3.7 million recorded during the quarter ended December 31, 2006.

Production for the quarter was 4,047 ounces at an average cash cost of $551 per ounce. The mine recorded an operating loss of $1.9 million for the quarter. Production from the mine is expected to decline over the next few months as the mine reaches the end of its mine life.

5.	Liquidity and Capital Resources

Cash and cash equivalents as at March 31, 2007 were $69.8 million compared to $69.7 million as at December 31, 2006.

Working capital increased to $97.4 million compared to $53 million as at December 31, 2006. The increase in working capital was mainly due to the increase in receivables on the sale of copper/gold concentrate from the Company’s Chapada Mine.

Operating Cash Flow

Cash flow generated from operations before changes in non-cash working capital items for the quarter was $68.9 million compared to $7.9 million for the comparative year ended March 31, 2006 an increase of approximately 770%.

Cash inflow from operations for the quarter was impacted by the outflow due to the increase in working capital. This impact was $75.9 million mainly consisting of the one time build up of concentrate receivable that occurs on commencement at a concentrate producing mine.

Gold sales are made at spot prices and receivables turn around in approximately 3 to 5 days. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received upon 1 to 4 weeks after shipping. Final assays and payment related to these sales are received approximately 2 to 3 months thereafter.

Financing Activities

Cash inflows and outflows from financing activities for the quarter ended March 31, 2007 were $14.7 million and included the following:

▪	$20 million inflow from the exercise of options and warrants;
▪	dividends paid of $3.4 million

Financing activities for the comparative quarter ended March 31, 2006 were $5.3 million.

Investing Activities

Cash flow from investing activities includes expenditures on property, plant and equipment, mineral properties and construction. A cash outflow from investing activities of $28.8 million for the quarter consisted of expenditures on mineral properties of $15.6 million, and property, plant and equipment acquisitions of $8.5 million.

Current quarter cash outflows from investing activities compare to an outflow of $60.4 million during the comparative period March 31, 2006. The comparative quarter cash outflow included $50.6 million related to construction projects that are currently in operation.

6.	Capitalization

Shareholders’ equity as at March 31, 2007 was $1.8 billion compared to $1.7 billion as at December 31, 2006.

Share Capital

As at March 31, 2007, the Company had 353.8 million (December 31, 2006 - 344.6 million) common shares outstanding. The weighted average shares outstanding for the quarter ended March 31, 2007 was 352.7 million common shares.

The Company issued a total of 9.2 million common shares during the quarter of which approximately 5.1 million were issued in respect to the exercise of stock options and 4.1 million were issued in respect of the acquisition of Viceroy Exploration Ltd. which was an obligation existing as at December 31, 2006.

Warrants

As at March 31, 2007, the Company had a total of 16.9 million (December 31, 2006 - 16.9 million) share purchase warrants outstanding with an average exercise price of C$8.66 per share. Expiry dates on share purchase warrants range from July 2007 to May 2011, and exercise prices range from C$2.09 to C$19.08. All outstanding warrants were exercisable as at March 31, 2007. The weighted average remaining life of warrants outstanding was 2.39 years (December 31, 2006 - 2.64 years).

There were no warrants issued during the quarter.

Stock Options and Stock-based Compensation

The Company did not grant any stock options during the quarter ended March 31, 2007. As at March 31, 2007, a total of 11.2 million stock options were outstanding of which 11.1 million were exercisable. This compares to a total of 16.1 million stock options outstanding as at December 31, 2006 of which 15.9 million were exercisable. Stock options outstanding as at March 31, 2007 had a weighted average exercise price of C$8.24 per share (December 31, 2006 - C$7.27 per share) and a weighted average remaining life of 4.17 years (December 31, 2006 - 4.55 years).

The company has expensed a total of $0.4 million related to the options vested and bonus shares issued during the quarter.

7.	General and Administrative Expenses

General and administrative expenses were $8.3 million for the quarter which compares to $10.6 million for the fourth quarter of 2006 and $3.4 million for the comparative quarter ended March 31, 2006. General and administrative expenses have increased relative to the comparative quarter March 31, 2006 as a result of growing operations as the Company continues to build its infrastructure and personnel relating to the construction of the São Francisco and Chapada mines and the three corporate acquisitions completed during 2006.

8.	Foreign Exchange

The Company recognized a foreign exchange loss of $1.4 million during the quarter comprised of an exchange loss of $4.5 million in Brazil and an exchange gain of $2.8 million in Argentina and the remaining exchange gain of $0.3 million in Canada. This compares to a foreign exchange gain of $3.5 million for the comparative period ended March 31, 2006.

The Real-US Dollar exchange rate as at March 31, 2007 was 2.0504 compared to 2.138 as at December 31, 2006. This represents an increase in the value of the Real of approximately 4% during the quarter.

The exchange gain in Argentina was due to the weakening of the Peso over the first quarter. The Argentina Peso - US Dollar exchange rate as at March 31, 2007 was 3.1235, a change of approximately 2% from the rate as at December 31, 2006 of 3.0702.

As at the quarter end, the Company held US$0.7 million, C$21 million, R$30.2 million, ARG$ 26.3 million and LEM 72.5 million.

During the quarter, the Company entered into currency cash flow hedges whereby the value of the Real has been fixed against the US Dollar.

9.	Investment Income and Interest Expense

The Company had interest income of $0.9 million for the quarter. This compares to $1.4 million in interest income for the comparative quarter ended March 31, 2006. Interest expense for the quarter was $2.4 million and consists mainly of interest expense related to copper derivatives.

10.	Income Taxes

The Company recorded an income tax expense of $20.8 million for the quarter. The tax provision reflects a future income tax expense of $12.9 million and a current income tax expense of $7.9 million. The current income tax expense represents 16.4% of pre-tax income.

The consolidated balance sheet reflects an increase in current and future income tax liabilities as the Company expects an increase in 2007 taxable income with its Chapada Mine coming on stream. Additionally, the tax provision for the quarter reflects accrued foreign exchange gains and losses in Brazil and in Canada on US$ denominated inter corporate debt which has resulted in approximately 11% of the effective tax rate for the quarter. This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra group foreign exchange gain was 32.4% for the first quarter.

The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

11.	Closure and Reclamation Costs

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

Accretion charged during the quarter was $0.3 million. This compares to $0.1 million for the quarter ended March 31, 2006.

12.	Contractual Commitments

In addition to commitments otherwise reported in the MD&A the Company is contractually committed to the following as at March 31, 2007:

Year	2007	2008	2009	2010	2011 and thereafter	Total
Mine operating and service contracts:
Fazenda Brasileiro	$ 2,831	$ 644	$ 319	$ -	$ -	$ 3,794
Fazenda Nova	3,871	795	-	-	-	4,666
Chapada	38,631	4,994	2,754	-	-	46,379
São Francisco	6,706	696	295	-	-	7,697
Jacobina	23,372	1,942	193	-	-	25,507
San Andrés	1,181	1,500	1,500	1,500	-	5,681
Gualcamayo	4,168	44	-	-	-	4,212
Other	1,339	494	493	525	158	3,009
	$82,099	$11,109	$5,554	$2,025	$158	$100,945

13.	Currency Hedging

During the quarter, the Company entered into forward contracts to hedge against the risk of an increase in the value of the Real versus the US Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar. These contracts are based on projected monthly sales beginning in February 2007 through to February 2010.

The currency hedge was accounted for as a cash flow hedge with the effective portion of the hedge charged to other comprehensive income ($4.2 million) and the ineffective portion charged to earnings for the quarter ($1.2 million).

14.	Copper Hedging Program

The Company implemented an economic copper hedging program that is intended to help secure a less than two year payback at its Chapada copper-gold project and manage the Company’s exposure to copper prices, thus protecting future earnings and cash flows from a decline in the market price of copper.

This program is a combination of forward and call option contracts intended to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. This copper economic hedging program provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007 and a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $1.67 per pound of copper on the 2007 hedge and an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

Since Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is disallowed. Accordingly, changes in the fair value of the financial instruments will be reflected in current earnings from period to period. This will result in fluctuations in net earnings from period to period until such time the contracts are closed in January 2009. The unrealized mark-to-market loss represents the value on cancellation of these contracts based on market values as at March 31, 2007 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses nor does it represent an economic obligation for the Company.

The Company recorded a mark-to-market loss of $8.8 million for the quarter in respect to these commodity contracts.

15.	Contingencies

(a)
A sales tax audit was completed by Brazilian state tax authorities which could result in a liability, including penalties or a potential loss of recoverable Brazilian sales tax credits, that have been recorded as receivables, of approximately $1.3 million including penalties that have been recorded as receivables. The Company has not recorded the potential negative impact of the results of the sales tax audit as at March 31, 2007 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.

(b)
The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”). The Company estimates this contingency to be $17.4 million which has been accrued as at March 31, 2007. The Company will continue to monitor the issue in the future. Adjustments if any, will be recorded if circumstances change or the matter is settled.

16.	Acquisitions and Goodwill

During the fourth quarter of 2006, the Company acquired Viceroy Exploration Ltd. With this acquisition, the Company acquired a development stage project, Gualcamayo in Argentina. The acquisition was accounted for using the purchase method of accounting for business combinations. The cost of the acquisitions have been allocated to identifiable assets and liabilities acquired. The allocation of the purchase price for Viceroy Exploration Ltd. represents management’s initial estimates. A detailed valuation is expected to be completed in 2007. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amounts assigned to mineral properties and a change to the value attributable to tangible assets. The unallocated purchase price has been included in mineral properties for balance sheet presentation.

Additionally, during the 2006 year, the Company acquired Desert Sun Mining Corp. Approximately $55 million, being the excess of the purchase price over the net assets acquired of Desert Sun Mining Corp. represented goodwill. Goodwill primarily represents the advantage of sustaining and growing a portfolio of mining operations and synergies that are realizable from consolidating certain business functions. The Company will test for impairment of goodwill on an annual basis during the fourth quarter of the fiscal year.

17.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

18.	Exploration and Development

The Company plans an aggressive exploration program in 2007 on its projects in Brazil, Argentina, Honduras and Nicaragua. The Company has allocated approximately $32 million in 2007 for budgeted exploration with the bulk of funds allocated to Gualcamayo, Jacobina and the Guapore Gold Belt. These projects will be funded by operating cash flows.

The Company spent $8.5 million during the first quarter on exploration programs. This compares to $4.8 million during the previous quarter ended December 31, 2006.

The Company plans to complete a feasibility study for C1 Santa Luz on the Rio Itapicuru Greenstone Belt in the second half of 2007. Assuming the feasibility study is positive the Company would start construction in 2007 for commencement of production in late 2008.

19.	Gold and Copper Markets

For the quarter ended March 31, 2007, spot gold prices averaged $650 per ounce. This average price was 16% higher than first quarter of 2006 and 6% higher than the fourth quarter of 2006. Prices during the current quarter ranged from $608 per ounce to $686 per ounce. The Company’s gold is sold at spot prices in world markets. The Company’s revenue and profitability is highly dependant on spot gold prices. Gold prices are currently being supported by positive market fundamentals. Decreased mine supply, steady investment and physical demand, lower central bank selling and increased producer de-hedging are all driving prices. As well, gold’s appeal as an inflation and U.S. dollar hedge have continued to underpin higher gold prices in the recent near-term. Due to these continuing factors, the Company expects gold prices to remain well supported in the near to mid-term.

For the quarter ended March 31, 2007, spot copper prices averaged $2.69 per pound with a range from $2.37 per pound to $3.15 per pound. Average spot prices were $2.24 per pound in the quarter ended March 31, 2006, and $3.21 per pound during the fourth quarter of 2006. With the startup of the Company’s Chapada copper-gold project in the first quarter of 2007, a portion of the Company’s revenue and earnings will be impacted by spot copper prices. The rising copper price during the current commodity cycle has been driven by several factors including rising demand underpinned by strong Chinese consumption, lower industry-wide mine production growth, low exchange-traded and consumer inventory levels, supply disruptions and growing investment demand. These factors caused copper prices to increase to record levels during 2006 and remain well above historical standards. The Company expects that the aforementioned factors will continue to support copper prices at historically high prices for the foreseeable future although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

20.	Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US Dollar.

The Company holds mining properties in Brazil, Honduras and Argentina and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property and shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

In December 2006, the Company submitted an Environmental Impact Statement document to the San Juan authorities where the Gualcamayo Project is located. However, there is no assurance that an EIS permit will be issued.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais and Canadian Dollars and revenues are earned in US Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US Dollar over short-term periods.

The mining industry is intensely competitive and is highly dependent on commodity prices. A decline in the price of gold or copper could negatively impact the Company’s operations.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2006. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

21.	Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•  Closure and reclamation costs
Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

• Depletion and impairment of mineral properties
Depletion and impairment of mineral properties are impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and resources. Differences between management’s assumptions and market conditions could have a material effect in the future of the Company’s financial positions and results of operation.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

• Goodwill and impairment testing
The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

• Reserve estimates
The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

• Income taxes
Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

• Purchase price allocations on business acquisitions
Purchase price allocations on business acquisitions are determined based on management’s best estimates. The allocation of the purchase price for Viceroy Exploration Ltd. represents management’s initial estimates. A detailed valuation is expected to be completed in 2007. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amounts assigned to mineral properties and a change to the value attributable to tangible assets.

22.	Changes in Accounting Policies and Recent Accounting Pronouncements

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges. These standards were adopted on a prospective basis. Accordingly, the Company has not restated comparative amounts for the prior periods.

Comprehensive Income
Section 1530 introduces comprehensive income, which consists of net income and Other comprehensive income (“OCI”). OCI represents changes in Shareholders’ equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale as well as changes in the fair value of the effective portion of derivative instruments included in cash flow hedges. Generally, gains and losses remain part of the Accumulated other comprehensive income (“AOCI”) balance until GAAP requires its recognition in net income.

Financial Instruments - Recognition and Measurement and Hedges
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. Financial assets and financial liabilities, including derivatives, are recognized on the Consolidated Balance Sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interest and other business income. Loans and receivables, and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented as Available-for-sale securities in the Company’s Consolidated Balance Sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the Consolidated Balance Sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated in effective cash flow hedges.

For cash flow hedges that qualify under Section 3865, the effective portion of any gain or loss on the hedging instrument was recognized in OCI and the cumulative ineffective portion was included in unrealized gain (loss) on commodity and currency contracts in the Statement of Operations.

Impact on adoption of Sections 1530 and 3855

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in opening deficit as at January 1, 2007. The opening adjustment for the re-measurement of available-for-sale securities at fair value was recognized in opening AOCI as at that date.
.
The Company has recorded the following transition adjustments in the Consolidated Financial Statements:

(i)	An adjustment to deficit to reflect the fair value adjustment of warrants held and the write-off of certain deferred costs previously capitalized on the balance sheet in the amount of $0.2 million.
(ii)	An adjustment to AOCI to reflect the impact of change in fair value of available-for-sale securities in the amount of $2.3 million.

23.	Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, its Timely Disclosure and Confidentiality Policy, its Code of Business Conduct and Ethics, its Insider Trading Policy and Share Dealing Code, its Whistleblower Policy, its Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at March 31, 2007, there were no material changes in management’s assessment of disclosure controls and procedures. As such, the Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the quarter ended March 31, 2007 the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

●	maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;
●	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;
●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
●
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

No significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2007 and December 31, 2006 and results of operations for the period ended March 31, 2007 and for the period ended March 31, 2006. This Management’s Discussion and Analysis has been prepared as of May 14, 2007. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the three month period ended March 31, 2007 and for the period ended March 31, 2006 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the period ended December 31, 2006 and the most recent Annual Information Form for the period ended December 31, 2006 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation”, that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, level of activity, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks relating to the integration of acquisitions; risk relating to international operations; the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; fluctuations in metal prices; as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2006 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Yamana Gold Inc.

CONSOLIDATED BALANCE SHEETS
As at

(In thousands of US Dollars; unaudited)

	March 31, 2007	December 31, 2006
Assets
Current
Cash and cash equivalents	$69,808	$69,680
Accounts receivable	49,481	6,036
Advances and deposits	29,592	24,244
Inventory	61,035	51,252
Income taxes recoverable	3,017	2,248
Derivative related assets	4,926	-
	217,859	153,460

Capital
Property, plant and equipment	358,074	134,792
Assets under construction	194	224,650
Mineral properties	1,517,393	1,496,732
	1,875,661	1,856,174

Other
Available-for-sale securities	25,766	28,009
Share purchase warrants held	582	313
Other assets	36,413	34,452
Future income tax assets	55,794	53,784
Goodwill	55,000	55,000
	173,555	171,558
	$2,267,075	$2,181,192

Liabilities
Current
Accounts payable	$43,642	$39,467
Accrued liabilities	11,313	10,722
Income taxes payable	10,823	3,922
Derivative related liabilities	53,358	44,423
Current portion of long-term liabilities	1,350	1,927
	120,486	100,461

Long-term
Asset retirement obligations	20,607	18,720
Future income tax liabilities	346,406	328,372
Long-term liabilities	17,442	17,049
	384,455	364,141
	504,941	464,602

Shareholders’ Equity
Capital Stock
Issued and Outstanding
353,842,301 common shares
(December 31, 2006 - 344,595,212 shares)	1,699,044	1,619,850
Shares to be issued	-	42,492
Share purchase warrants	72,981	73,004
Contributed surplus	45,514	61,578
Accumulated other comprehensive income	787	-
Deficit	(56,192)	(80,334)
	1,762,134	1,716,590
	$2,267,075	$2,181,192

Approved by the Board

SIGNATURE	SIGNATURE

Peter Marrone, Director	Victor H. Bradley, Director

Yamana Gold Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Periods Ended

(In thousands of US Dollars; unaudited)

	March 31, 2007	March 31, 2006

Sales	$145,133	$17,074
Cost of sales	(58,174)	(9,429)
Depreciation, amortization and depletion	(10,254)	(2,367)
Accretion of asset retirement obligations	(330)	(100)
Mine operating earnings	76,375	5,178

Expenses
General and administrative	(8,258)	(3,370)
Foreign exchange (loss) gain	(1,419)	3,493
Loss on impairment of the Fazenda Nova Mine	(1,821)	-
Non-production costs during business interruption	(6,024)	-
Stock-based compensation	(425)	-
Operating earnings	58,428	5,301
Investment and other business income	935	1,444
Interest and financing expense	(2,387)	-
Unrealized loss on derivatives	(8,769)	(8,896)
Loss on assets held for sale	-	(1,101)
Earnings (loss) before income taxes	48,207	(3,252)

Income tax expense	(20,781)	(2,655)
Net earnings (loss)	27,426	(5,907)

Deficit, beginning of period	(80,085)	(3,848)

Dividends declared	(3,533)	-

Deficit, end of period	$(56,192)	$(9,755)

Basic earnings (loss) per share	$0.08	$(0.03)

Diluted earning (loss) per share	$0.07	$(0.03)

Weighted average number of shares outstanding (in thousands)	352,674	193,482

Diluted weighted average number of shares outstanding (in thousands)	367,322	193,482

Yamana Gold Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Periods Ended

(In thousands of US Dollars; unaudited)

	March 31, 2007	December 31, 2006
Common shares (number in millions)
Balance, beginning of period	344,595	191,342
Issued on exercise of stock options, share appreciation rights and warrants	5,142	15,540
Issued on business acquisitions	4,070	119,874
Public offering	-	17,400
Other	35	439
	353,842	344,595

Common shares
Balance, beginning of period	$1,619,850	$310,409
Issued on exercise of stock options, share appreciation rights and warrants	39,483	82,594
Issued on business acquisitions	39,423	1,053,071
Public offering, net of issue costs	-	170,030
Other	288	3,746
	$1,699,044	$1,619,850

Shares to be issued
Balance, beginning of period	$42,492	$-
Issued on exercise of stock options, share appreciation rights and warrants	(3,069)	3,069
Issued on business acquisitions	(39,423)	39,423
	$-	$42,492

Share purchase warrants
Balance, beginning of period	$73,004	$3,737
Warrants issued	-	13,111
Expiry or exercise of warrants	(23)	(18,355)
Value of warrants acquired on business acquisitions	-	74,511
	$72,981	$73,004

Contributed surplus
Balance, beginning of period	$61,578	$4,676
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(16,201)	(35,657)
Stock-based compensation on the grant or vesting of stock options	137	38,516
Value of options acquired on business acquisitions	-	54,041
Expiry of warrants	-	2
	$45,514	$61,578

Total capital stock and contributed surplus	$1,817,539	$1,796,924

Deficit
Balance, beginning of period	$(80,334)	$(3,848)
Opening adjustments	249	-
Net earnings	27,426	(70,163)
Dividends declared	(3,533)	(6,323)
	$(56,192)	$(80,334)

Accumulated other comprehensive gain	$787	$-

Total deficit and other comprehensive income	$(55,405)	$(80,334)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Periods Ended

(In thousands of US Dollars, unaudited)

	March 31, 2007	March 31, 2006

Net earnings (loss)	$27,426	$(5,907)
Other comprehensive income, net of tax	3,450	-

Comprehensive income (loss)	$30,876	$(5,907)

Yamana Gold Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods Ended

(In thousands of US Dollars; unaudited)

	March 31, 2007	March 31, 2006

Operating Activities
Net earnings for the period	$27,426	$(5,907)
Asset retirement obligations realized	(91)	(37)
Items not involving cash
Depreciation, amortization and depletion	10,254	2,684
Stock-based compensation	425	-
Future income taxes	12,862	1,977
Accretion of asset retirement obligations	330	100
Unrealized foreign exchange (gains) losses	2,995	(4)
Unrealized loss on derivatives	8,769	8,896
Impairment of the Fazenda Nova Mine and other asset write-offs	4,100	-
Provision for losses on inventory	1,600	-
Other	258	153

	68,928	7,862

Net change in non-cash working capital	(55,067)	(7,970)
	13,861	(108)
Financing Activities
Issue of common shares, options and warrants for cash (net of issue costs)	20,192	5,480
Dividends paid	(3,440)	-
Settlement on hedge	(990)	-
Other	(1,027)	(210)
	14,735	5,270
Investing Activities
Expenditures on mineral properties	(15,552)	(5,277)
Decrease in restricted cash	-	583
Acquisition of property, plant and equipment	(8,491)	(1,593)
Expenditures on assets under construction	(1,700)	(50,617)
Proceeds on disposition of assets	-	350
Corporate acquisitions costs	(448)	-
Other	(2,622)	(3,847)
	(28,813)	(60,401)
Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	345	-
Increase (decrease) in cash and cash equivalents	128	(55,239)
Cash and cash equivalents, beginning of period	69,680	151,633
Cash and cash equivalents, end of period	$69,808	$96,394
Cash and cash equivalents are comprised of the following:
Cash at bank	$68,276	7,723
Bank term deposits	1,532	88,671
	$69,808	$96,394